UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2022

Commission File Number: 001-36298

GeoPark Limited

(Exact name of registrant as specified in its charter)

Calle 94 N° 11-30 8° piso

Bogota, Colombia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

GEOPARK LIMITED

TABLE OF CONTENTS

ITEM
1.	GeoPark Announces Fourth Quarter 2021 Operational Update

Item 1

FOR IMMEDIATE DISTRIBUTION

GEOPARK ANNOUNCES FOURTH QUARTER 2021 OPERATIONAL UPDATE

MOST ACTIVE DRILLING PROGRAM IN COMPANY HISTORY

WITH NINE RIGS OPERATING IN THREE HIGH-POTENTIAL HYDROCARBON BASINS

INCLUDING SPUDDING FIRST WELL IN ECUADOR

Bogota, Colombia – January 19, 2022 – GeoPark Limited (“GeoPark” or the “Company”) (NYSE: GPRK), a leading independent Latin American oil and gas explorer, operator and consolidator today announced its operational update for the three-month period ended December 31, 2021 (“4Q2021”).

All figures are expressed in US Dollars. Growth comparisons refer to the same period of the prior year, except when otherwise specified.

Highlights

Oil and Gas Production

•	Annual average oil and gas production of 37,602 boepd, within 37,000-38,000 boepd guidance and with an exit production of 39,300 boepd (exit production includes approximately 1,800 boepd in Argentina blocks that are being divested with closing expected in late January 2022)
•	Quarterly average oil and gas production of 37,928 boepd, down 4% due to lower gas production
•	Llanos 34 block (GeoPark operated, 45% WI) production increased by 2% to 58,270 bopd gross
•	CPO-5 block (GeoPark non-operated, 30% WI) production increased by 19% to 12,310 bopd gross

Colombia Operations

In the Llanos 34 block - Llanos basin:

•	Three drilling and three workover rigs in operation
•	2021 exit production above 60,000 bopd gross
•	Recent successful results in Tigui and Jacana, opening new drilling opportunities to be tested in 2022

In the CPO-5 block - Llanos basin:

•	Two drilling rigs contracted for two years targeting development, appraisal and high potential near-field exploration projects adjacent to and on trend with core Llanos 34 block
•	Currently drilling the Indico 4 development well, with testing expected to start in late January 2022
•	Second rig contracted and expected to spud within 1H2022

In the Platanillo block (GeoPark operated, 100% WI) - Putumayo basin:

•	Currently drilling the Platanillo Central 1 development well

Ecuador Operations

In the Perico block (GeoPark non-operated, 50% WI) - Oriente basin:

•	Jandaya 1 exploration well drilled to total depth with testing activities currently underway
•	Tui 1 exploration well, 6 km southwest of Jandaya 1 well to be spudded in February 2022

In the Espejo block (GeoPark operated, 50% WI) - Oriente basin:

•	Ongoing 3D seismic acquisition, targeting to spud first exploration well in 2H2022

Chile Operations

In the Fell block (GeoPark operated, 100% WI) – Magallanes basin:

•	One rig expected to spud two gas wells in the Jauke/Dicky geological structure, starting March 2022

Portfolio Management

•	Divestment of non-core Aguada Baguales, El Porvenir and Puesto Touquet blocks (GeoPark operated, 100% WI) in Argentina for a total consideration of $16 million currently underway with closing expected in late January 2022[1]

2022 Work Program: Multiple Catalysts with Superior Free Cash Flow Yields2

•	Self-funded 2022 capital expenditures program of $160-180 million to drill 40-48 gross wells, including 15-20 gross exploration/appraisal wells
•	At $65-70/bbl Brent the program would generate $90-140 million free cash flow, or 12-20% free cash flow yields
•	At $75-80/bbl Brent the program would generate $170-210 million free cash flow, or 23-28% free cash flow yields
•	At $80-85/bbl Brent the program would generate $210-250 million free cash flow, or 28-33% free cash flow yields
•	GeoPark intends to use free cash flow for continued deleveraging, incremental shareholder returns through cash dividends and share buybacks, and other corporate purposes, subject to prevailing oil pricing conditions during 2022

Cash Generation Allows for Net Debt Reduction and Acceleration of Shareholder Returns

•	Quarterly Dividend of $0.041 per share, or $2.5 million, paid on December 7, 2021
•	Accelerating share buyback program. Acquired 0.6 million shares, or approximately 1% of total outstanding shares for $7.3 million from September 30, 2021 to date
•	GeoPark acquired 1.0 million shares in aggregate under its share buyback program, or approximately 1.6% of total outstanding shares for $12.7 million from January 1, 2021 to date, while executing self-funded work programs, and paying down $105 million of debt
•	Cash and cash equivalents of $100 million as of December 31, 2021[3] (compared to $76.8 million as of September 30, 2021)

Breakdown of Quarterly Production by Country

The following table shows production figures for 4Q2021, as compared to 4Q2020:

	4Q2021			4Q2020
	Total (boepd)	Oil (bopd)[a]	Gas (mcfpd)	Total (boepd)	% Chg.
Colombia	32,002	31,780	1,332	31,858	0%
Chile	2,162	365	10,781	3,133	-31%
Brazil	1,822	25	10,783	2,167	-16%
Argentina	1,942	1,035	5,442	2,146	-10%
Total	37,928	33,205	28,338	39,304	-4%
a)	Includes royalties paid in kind in Colombia for approximately 1,119 bopd in 4Q2021. No royalties were paid in kind in Brazil, Chile, or Argentina.

_________________________

1 GeoPark will no longer report production from Argentina after closure of the divestment, expected in late January 2022.

2 Free cash flow is calculated as Adjusted EBITDA less capital expenditures, cash taxes and mandatory debt service payments, and does not include potential cash inflows from the 2022 exploration campaign. Free cash flow yields were calculated using GPRK’s market capitalization from January 3 to January 14, 2022. Please refer to the release published on November 10, 2021 for further details.

3 Unaudited.

Quarterly Production Evolution

(boepd)	4Q2021	3Q2021	2Q2021	1Q2021	4Q2020
Colombia	32,002	31,565	29,571	31,455	31,858
Chile	2,162	2,354	2,584	2,491	3,133
Brazil	1,822	1,791	2,080	1,984	2,167
Argentina	1,942	2,149	2,254	2,201	2,146
Total	37,928	37,859	36,489	38,131	39,304
Oil	33,205	32,844	30,962	32,877	33,238
Gas	4,723	5,015	5,527	5,254	6,066

Oil and Gas Production Update

Consolidated:

Oil and gas production in 4Q2021 was 37,928 boepd. Compared to 4Q2020, oil and gas production decreased by 4%, resulting from lower production in Chile, Brazil, and Argentina.

Oil represented 88% and 85% of total reported production in 4Q2021 and 4Q2020, respectively.

Colombia:

Average net oil and gas production in Colombia reached 32,002 boepd in 4Q2021 compared to 31,858 boepd in 4Q2020 resulting from increased production in the Llanos 34 and CPO-5 blocks, partially offset by lower production in the Platanillo block.

Production and operations in the Platanillo block were affected from mid-October to early November 2021 due to community protests against the Government in the Putumayo basin.

Oil and gas production in main blocks in Colombia:

•	Llanos 34 block net average production in 4Q2021 increased by 2% to 26,221 bopd (or 58,270 bopd gross), compared to 25,759 bopd (or 57,242 bopd gross) in 4Q2020

•	CPO-5 block net average production in 4Q2021 increased by 19% to 3,693 bopd (or 12,310 bopd gross), compared to 3,093 bopd (or 10,310 bopd gross) in 4Q2020

•	Platanillo block average production in 4Q2021 decreased by 33% to 1,668 bopd, compared to 2,499 bopd in 4Q2020. The block is currently producing 2,000 bopd

Ecuador:

Perico block: In December 2021 the Jandaya 1 exploration well was spudded to test an exploration prospect in the northeastern part of the block.

The Jandaya 1 exploration well was drilled and completed to a total depth of 10,975 feet. Testing activities are currently underway.

Following testing activities in the Jandaya 1 well, the operator plans to drill the Tui 1 exploration well, targeting a spud date in February 2022. The Tui 1 exploration well is located in the southern part of the block, approximately 6 km from the Jandaya 1 well.

Espejo block: GeoPark is carrying out the acquisition of 60 sq km of 3D seismic, targeting to spud the first exploration well in 2H2022.

The Espejo and Perico blocks are attractive, low-risk exploration blocks located in Sucumbios Province in the Oriente basin in north-eastern Ecuador. The blocks are adjacent to multiple discoveries and producing fields and have access to existing infrastructure with spare capacity and a well-developed service industry.

Chile:

Average net production in Chile decreased by 31% to 2,162 boepd in 4Q2021 compared to 3,133 boepd in 4Q2020, resulting from lower gas production due to limited drilling and maintenance activities combined with the natural decline of the fields. The production mix during 4Q2021 was 83% natural gas and 17% light oil (compared to 89% natural gas and 11% light oil in 4Q2020).

Upcoming activities in Chile include the drilling of two gas wells in the Jauke/Dicky geological structure, targeting to spud the first well in March 2022.

Brazil:

Average net production in Brazil decreased by 16% to 1,822 boepd in 4Q2021 compared to 2,167 boepd in 4Q2020, mainly due to maintenance activities in the Manati gas field that affected production from December 10 to December 17, 2021. The production mix was 99% natural gas and 1% oil and condensate in both 4Q2021 and 4Q2020.

Manati Gas Field Divestment Process Update

In November 2020 GeoPark signed an agreement to sell its 10% non-operated WI in the Manati gas field to Gas Bridge S.A. for a total consideration of R$144.4 million (approximately $26 million at an exchange rate of R$5.5 per dollar), including a fixed payment of R$124.4 million plus an earn-out of R$20.0 million, subject to obtaining certain regulatory approvals.

The transaction is subject to several conditions that should be met before March 31, 2022 and that have not been met as of the date of this release.

Argentina:

Average net production in Argentina decreased by 10% to 1,942 boepd in 4Q2021 compared to 2,146 boepd in 4Q2020. The production mix during 4Q2021 was 53% light oil and 47% natural gas (compared to 57% light oil and 43% natural gas in 4Q2020).

GeoPark expects to complete the divestiture of the Aguada Baguales, El Porvenir and Puesto Touquet blocks in late January 2022. The blocks represent 100% of the Company’s production and reserves in Argentina.

The Company will no longer report production from these blocks after the closure of the transaction, expected in late January 2022.

OTHER NEWS

Reserves Release Date

GeoPark plans to release its 2021 year-end independent reserves certification before the end of January 2022.

For further information, please contact:

INVESTORS:

Stacy Steimel	ssteimel@geo-park.com
Shareholder Value Director
T: +562 2242 9600

Miguel Bello	mbello@geo-park.com
Market Access Director
T: +562 2242 9600

Diego Gully	dgully@geo-park.com
Investor Relations Director
T: +5411 4312 9400

MEDIA:

Communications Department	communications@geo-park.com

GLOSSARY

ANP	Brazil’s National Agency of Petroleum, Natural Gas and Biofuels

Operating netback

Revenue, less production, and operating costs (net of accrual of stock options and stock awards), selling expenses and realized portion of commodity risk management contracts. Operating netback is equivalent to Adjusted EBITDA net of cash expenses included in Administrative, Geological and Geophysical and Other operating costs

Bbl	Barrel

Boe	Barrels of oil equivalent

Boepd	Barrels of oil equivalent per day

Bopd	Barrels of oil per day

D&M	DeGolyer and MacNaughton

F&D costs	Finding and development costs, calculated as capital expenditures divided by the applicable net reserves additions before changes in Future Development Capital

Km	Kilometers

Mboe	Thousand barrels of oil equivalent

Mmbo	Million barrels of oil

Mmboe	Million barrels of oil equivalent

Mcfpd	Thousand cubic feet per day

Mmcfpd	Million cubic feet per day

Mm3/day	Thousand cubic meters per day

NPV10	Present value of estimated future oil and gas revenues, net of estimated direct expenses, discounted at an annual rate of 10%

PRMS	Petroleum Resources Management System

Sq km	Square Kilometer
WI	Working Interest

NOTICE

Additional information about GeoPark can be found in the “Investor Support” section on the website at www.geo-park.com.

Rounding amounts and percentages: Certain amounts and percentages included in this press release have been rounded for ease of presentation. Percentage figures included in this press release have not in all cases been calculated based on such rounded figures but based on such amounts prior to rounding. For this reason, certain percentage amounts in this press release may vary from those obtained by performing the same calculations using the figures in the financial statements. In addition, certain other amounts that appear in this press release may not sum due to rounding.

CAUTIONARY STATEMENTS RELEVANT TO FORWARD-LOOKING INFORMATION

This press release contains statements that constitute forward-looking statements. Many of the forward-looking statements contained in this press release can be identified using forward-looking words such as ‘‘anticipate,’’ ‘‘believe,’’ ‘‘could,’’ ‘‘expect,’’ ‘‘should,’’ ‘‘plan,’’ ‘‘intend,’’ ‘‘will,’’ ‘‘estimate’’ and ‘‘potential,’’ among others.

Forward-looking statements that appear in a number of places in this press release include, but are not limited to, statements regarding the intent, belief or current expectations regarding various matters, including the expected production growth, expected schedule, economic recovery, payback timing, IRR, drilling activities, demand for oil and gas, oil and gas prices, capital expenditures plan, work program and investment guidelines, the divestiture of the Aguada Barrales, El Porvenir and Puesto Touquet blocks, the divestment of the Manati gas field, free cash flow yields, our dividend and share buyback programs, our deleveraging process, reserves and exploration resources. Forward-looking statements are based on management’s beliefs and assumptions, and on information currently available to the management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors. Oil and gas production figures included in this release are stated before the effect of royalties paid in kind, consumption, and losses, except when specified.

Forward-looking statements speak only as of the date they are made, and the Company does not undertake any obligation to update them considering new information or future developments or to release publicly any revisions to these statements to reflect later events or circumstances, or to reflect the occurrence of unanticipated events. For a discussion of the risks facing the Company which could affect whether these forward-looking statements are realized, see filings with the U.S. Securities and Exchange Commission.

Readers are cautioned that the exploration resources disclosed in this press release are not necessarily indicative of long-term performance or of ultimate recovery. Unrisked prospective resources are not risked for change of development or chance of discovery. If a discovery is made, there is no certainty that it will be developed or, if it is developed, there is no certainty as to the timing of such development. There is no certainty that any portion of the prospective resources will be discovered. If discovered, there is no certainty that it will be commercially viable to produce any portion of the resources. Prospective resource volumes are presented as unrisked.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GeoPark Limited

By:	/s/ Andrés Ocampo
	Name:	Andrés Ocampo
	Title:	Chief Financial Officer

Date: January 19, 2022